Invest in OsNovum

We improve skeletal health to extend lifespan and increase quality of life





OsNovum
REGENERATIVE SOLUTIONS
for skeletal health
a subsidiary of STEINERBIO
Innovative technology combined with advanced specialty clinics for the treatment and maintenance of skeletal health

OSNOVUM.COM HENDERSON NV

Technology | Female Founder | 500 Startups | Bio Tech | Healthcare

ABOUT UPDATES 10 REVIEWS 44 ASK A QUESTION 12

Why you may want to invest in us...

1. OsNovum founders own the patent to this technology
2. Already FDA-cleared for maxillofacial use, streamlining the track to clearance in the skeleton
3. Disruptive new technology for the $73B osteoporosis treatment industry
4. Parent company, SteinerBio, world leader in bone regeneration provides building and staff
5. We have a clear exit strategy in place at 3 years
6. Launch of specialty clinics using our tech, guided by world leading scientists, staffed by industry leading clinicians
7. Profits will be generated by our regenerative technology, but accelerated through the OsNovum clinics

Why investors ❤ us

WE'VE RAISED $168,700 SINCE OUR FOUNDING



I have been using the OsNovum's bone graft products for over 10 years with great success in the dental implant arena. The Founder and CEO of OsNovum is knowledgeable, passionate and committed to further expanding bone graft products, that are scientifically shown to work in the jaw, in the new arena of osteoporosis treatment. The current drug treatment protocols of osteoporosis is ineffective, expensive and many times damaging. I am excited about the immense potential in this new use of proven bone graft materials in this innovative treatment of osteoporosis.

Ron Ask

LEAD INVESTOR INVESTING $40,000 THIS ROUND



I think its innovative solution to the issue at hand!!!

Edward Knox

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Our team



Gregory Steiner
CEO SteinerBio and OsNovum
Discovered and patented the molecule that stimulates bone growth



Roslynn L Steiner
President SteinerBio and OsNovum
Guided and executed plans for the growth of SteinerBio into a world leading maxillofacial bone graft company



Daniel Vargas
VP Marketing
Developed, planned, and executed the strategy for making SteinerBio a world leading biotechnology company

Downloads

OsNovum Slide Deck.pdf

The Story of OsNovum

SteinerBio began the research to introduce its technology for the treatment of failing bones due to osteoporosis in 2016. While the regenerative material was cleared for use in the jaws, a separate FDA clearance was needed to use the material in the skeleton. The study has been ongoing continuously since 2016.

However, anyone who has lived long enough or is a student of economic history knows that the United States experiences a financial crisis every 10 years. You can mark it on your calendar. The last financial crisis was in 2008-2009, so we knew a financial crisis was on its way and because the economy had been booming, we figured the bust was likely to be even bigger. We began watching the economy closely in 2018 but the stock market was still booming and the economy was still growing with no end in sight.

In 2019, we knew a financial crisis had to be near, so SteinerBio restructured and prepared for the hit. All unnecessary costs were stopped. Research and development staff and projects were halted, except for OsNovum. Debts were paid off. We were lean. We decided that the one area we wanted to move forward at full speed was FDA clearance for treating osteoporotic bones. However, that move was very expensive and did not fit into our financial survival posture. At that point, we decided to break off this R & D program from SteinerBio and officially form OsNovum.

OsNovum would raise investment dollars to keep the program running full speed throughout any foreseeable financial crisis. We knew a financial crisis was coming but we had no idea it would be as big as Covid. When Covid hit we flipped the switch into

had no idea it would be as big as Covid. When Covid hit, we flipped the switch into survival mode at SteinerBio and rolled out OsNovum for investment. To date, OsNovum investment has been limited to only private investors and we are happy to report that we have just achieved our first fundraising milestone. We have raised $60,000, which is the minimum we set for successfully launching OsNovum. On December 1, 2020 we will go live on the public crowdfunding portal Wefunder which will run into February. The ultimate goal is $1 million, but no matter how much is raised, OsNovum is moving forward at full speed.

Investor Q&A

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What does your company do? ⌄

OsNovum has developed the technology to regenerate bone to maintain skeletal health. Weak bones are a major reason for frailty as we age. OsNovum has the proven technology to regenerate bone but will also open clinics devoted exclusively to skeletal heath and the prevention of frailty as we age.

Where will your company be in 5 years? ⌄

In one year, we hope to introduce our technology to medicine for bone regeneration and open the initial clinics devoted to skeletal health. After three years, we hope to show significant revenue growth and plan a public offering to expand OsNovum clinics worldwide. In 5 years, we hope that OsNovum will be recognized as the world leader in maintaining skeletal health with treatment facilities worldwide. These are forward looking projections and are not guaranteed.

Why did you choose this idea? ⌄

I have devoted my career to bone regeneration. There is nothing that is more exciting to study and nothing more satisfying to watch someone regain their health!

How far along are you? What's your biggest obstacle? ⌄

The technology that OsNovum will introduce for treating weak bones is already in use for the maxillofacial area with FDA clearance as safe and effective through our parent company SteinerBio. This funding is to obtain clearance from the FDA for the same technology to be used in the skeleton. We have already completed 4 years of testing. We are now 90% complete with the needed testing for FDA clearance. The only obstacle is FDA regulatory approval which should be completed within a year.

Who competes with you? What do you understand that they don't? ⌄

Our competitors are manufacturers of systemic drugs. Systemic osteoporosis medications have mediocre results and profound side effects. Localized treatments, like what we offer, have no side effects and we are the only company in that space.

What our competitors don't understand is that those being treated with the current systemic drugs are unnerved by the side effects, leading many of them to stop treatment altogether. Additionally, we understand how osteoporosis plays a part in frailty among the aging population.

Our background is in bone regeneration and that is what has allowed us to take a completely different, localized approach for the treatment of weak bones associated with osteoporosis. Ultimately, our goal is to eliminate the frailty currently associated with aging. Frailty is a result of osteoporosis and the associated muscle wasting, called sarcopenia. Age-related frailty is a result of the accumulation of skeletal disease and not a result of aging, and it can be prevented.

How will you make money? ⌄

(1) Selling to physicians who will administer our patented bone regenerative material in their clinic.

(2) OsNovum will create the first specialty clinics devoted exclusively to improving skeletal health. OsNovum offices will be marketed directly to the patient in need of regaining skeletal health.

People with weak bones are begging for a safe and effective treatment for their condition. We want to normalize maintaining skeletal health. Maintaining skeletal health requires regular, periodic checkups, just like we do when we visit the dentist or even the gym. Everyone over the age of 50 will comprise the broad market OsNovum clinics will service.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

1: Regulatory approval, 2: Efficacy. Our technology has been cleared by the FDA for maxillofacial use and has been proven to be safe and effective. Because the material has already been proven safe and effective, regulatory approval and efficacy are now minor hurdles.

What is your path to financial success? ⌄

After one year we plan to introduce our technology to medicine and open our treatment clinics. At this time, dividends may begin to be distributed. When the clinics show significant revenue growth, a public offering to expand the number of clinics will be planned, which has the potential to significantly multiply return on investment.